PRESS RELEASE

CN Announces First Quarter Results

Railroad Delivers Q1 Diluted EPS of C$1.85, an 8% increase

MONTREAL, May 1, 2025 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2025.

“Our team delivered a strong performance this quarter through tight cost control and disciplined adherence to our plan, mitigating the impact of winter conditions. In the context of a volatile macroeconomic and geopolitical environment, we will remain focused on agility and customer collaboration. We are committed to continue driving operational and service excellence across our network in 2025 to deliver for our customers and shareholders.”
–Tracy Robinson, President and Chief Executive Officer, CN

Quarterly highlights
•Revenue ton miles (RTMs) increased 1% to 60,049 (millions).
•Revenues of C$4,403 million, an increase of C$154 million, or 4%.
•Operating income of C$1,610 million, an increase of $64 million, or 4%.
•Operating ratio, defined as operating expenses as a percentage of revenues, of 63.4%, an improvement of 0.2 points.
•Diluted earnings per share (EPS) of C$1.85, an increase of 8%.

2025 guidance and 2024-2026 financial outlook (1)(2)
In 2025, CN continues to expect to deliver adjusted diluted EPS growth of 10%-15% and plans to invest approximately C$3.4 billion in its capital program, net of amounts reimbursed by customers.

Over the 2024-2026 period, CN continues to target compounded annual adjusted diluted EPS growth in the high single-digit range.

While CN's 2025 guidance and 2024-2026 financial outlook remain unchanged, the Company notes there is a heightened recessionary risk related to tariffs and trade actions taken by various countries.

CONFERENCE CALL DETAILS
CN's senior officers will review the results and the railway's outlook in a conference call starting at 4:30 p.m. Eastern Time on May 1. Tracy Robinson, CN President and Chief Executive Officer, will lead the call. Parties wishing to participate via telephone may dial 1-800-715-9871 (Canada/U.S.), or 1-647-932-3411 (International), using 3839820 as the passcode. Participants are advised to dial in 10 minutes prior to the call.

(1) Non-GAAP Measures
CN's outlook, guidance, or targets (2) exclude certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its outlook, guidance or targets.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

CN | 2025 Quarterly Review – First Quarter 1

PRESS RELEASE
2025 key assumptions
CN has made a number of economic and market assumptions in preparing its 2025 outlook. The Company now assumes slightly positive growth in North American industrial production in 2025 (compared to its January 30, 2025 assumption of approximately 1%). For the 2024/2025 crop year, the grain crop in Canada was in line with its five-year average and the U.S. grain crop was above its five-year average. The Company continues to assume that the 2025/2026 grain crop in Canada will be in line with its five-year average and now assumes that the U.S. grain crop will be above its five-year average (compared to its January 30, 2025 assumption that the 2025/2026 grain crop in the U.S. will be in line with its five-year average). CN continues to assume RTM growth will be in the low to mid single-digit range. CN also continues to assume that in 2025, the value of the Canadian dollar in U.S. currency will be approximately $0.70, and now assumes that in 2025 the average price of crude oil (West Texas Intermediate) will be in the range of US$60 - US$70 per barrel (compared to its January 30, 2025 assumption of being in the range of US$70 - US$80 per barrel).

2024-2026 key assumptions
CN has made a number of economic and market assumptions in preparing its three-year financial perspective. CN continues to assume that the North American industrial production will increase by approximately 1% CAGR over the 2024 to 2026 period. CN continues to assume pricing above rail inflation. CN continues to assume that the value of the Canadian dollar in U.S. currency will be approximately $0.70 and that the average price of crude oil (West Texas Intermediate) will be in the range of US$70 - US$80 per barrel during this period.

The Company notes there is a heightened recessionary risk related to tariffs and trade actions taken by various countries. Should the recessionary risk materialize, demand for freight transportation would be negatively impacted.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

The achievement of CN’s climate goals is subject to several risks and uncertainties, including those disclosed in the MD&A in CN’s annual and interim reports. While the Company currently believes its goals are reasonably achievable, there can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this news release.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR+ at www.sedarplus.ca as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

About CN
CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:
Media	Investment Community
Ashley Michnowski	Stacy Alderson
Senior Manager	Assistant Vice-President
Media Relations	Investor Relations
(438) 596-4329	(514) 399-0052
media@cn.ca	investor.relations@cn.ca
2 CN | 2025 Quarterly Review – First Quarter

SELECTED RAILROAD STATISTICS – UNAUDITED

	Three months ended March 31
	2025	2024
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	4,403	4,249
Freight revenues ($ millions)	4,288	4,137
Operating income ($ millions)	1,610	1,546
Net income ($ millions)	1,161	1,103
Diluted earnings per share ($)	1.85	1.72
Free cash flow ($ millions) (2)	626	529
Gross property additions ($ millions)	519	576
Share repurchases ($ millions)	101	955
Dividends per share ($)	0.8875	0.8450
Financial ratio
Operating ratio (%) (3)	63.4	63.6
Operational measures (4)
Statistical operating data
Gross ton miles (GTMs) (millions)	114,843	115,627
Revenue ton miles (RTMs) (millions)	60,049	59,749
Carloads (thousands)	1,313	1,343
Route miles (includes Canada and the U.S., end of period)	18,900	18,800
Employees (end of period)	24,911	25,179
Employees (average for the period)	24,627	25,191
Key operating measures
Freight revenue per RTM (cents)	7.14	6.92
Freight revenue per carload ($)	3,266	3,080
GTMs per average number of employees (thousands)	4,663	4,590
Operating expenses per GTM (cents)	2.43	2.34
Labor and fringe benefits expense per GTM (cents)	0.80	0.77
Diesel fuel consumed (US gallons in millions)	105.3	103.6
Average fuel price ($ per US gallon)	4.39	4.50
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.917	0.896
Train weight (tons)	9,078	9,087
Train length (feet)	7,708	7,787
Car velocity (car miles per day)	189	205
Through dwell (entire railroad, hours)	7.8	7.1
Through network train speed (miles per hour)	17.7	18.7
Locomotive utilization (trailing GTMs per total horsepower)	183	188
Safety indicators (5)
Injury frequency rate (per 200,000 person hours)	1.11	1.11
Accident rate (per million train miles)	2.09	1.73
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(3)Operating ratio is defined as operating expenses as a percentage of revenues.
(4)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, revenue ton miles, freight revenue per RTM, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(5)Based on Federal Railroad Administration (FRA) reporting criteria.
CN | 2025 Quarterly Review – First Quarter 3

SUPPLEMENTARY INFORMATION – UNAUDITED

	Three months ended March 31
	2025	2024	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)
Revenues ($ millions) (2)
Petroleum and chemicals	915	857	7%	3%
Metals and minerals	523	530	(1%)	(6%)
Forest products	494	494	—%	(5%)
Coal	246	221	11%	9%
Grain and fertilizers	951	860	11%	7%
Intermodal	940	959	(2%)	(3%)
Automotive	219	216	1%	(3%)
Total freight revenues	4,288	4,137	4%	—%
Other revenues	115	112	3%	(1%)
Total revenues	4,403	4,249	4%	—%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	11,836	11,714	1%	1%
Metals and minerals	6,752	7,350	(8%)	(8%)
Forest products	5,387	5,769	(7%)	(7%)
Coal	5,446	4,638	17%	17%
Grain and fertilizers	17,250	17,032	1%	1%
Intermodal	12,586	12,531	—%	—%
Automotive	792	715	11%	11%
Total RTMs	60,049	59,749	1%	1%
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	7.73	7.32	6%	2%
Metals and minerals	7.75	7.21	7%	2%
Forest products	9.17	8.56	7%	2%
Coal	4.52	4.76	(5%)	(7%)
Grain and fertilizers	5.51	5.05	9%	6%
Intermodal	7.47	7.65	(2%)	(4%)
Automotive	27.65	30.21	(8%)	(13%)
Total freight revenue / RTM	7.14	6.92	3%	—%
Carloads (thousands) (3)
Petroleum and chemicals	163	165	(1%)	(1%)
Metals and minerals	213	240	(11%)	(11%)
Forest products	73	78	(6%)	(6%)
Coal	118	112	5%	5%
Grain and fertilizers	178	171	4%	4%
Intermodal	517	527	(2%)	(2%)
Automotive	51	50	2%	2%
Total carloads	1,313	1,343	(2%)	(2%)
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	5,613	5,194	8%	4%
Metals and minerals	2,455	2,208	11%	6%
Forest products	6,767	6,333	7%	2%
Coal	2,085	1,973	6%	3%
Grain and fertilizers	5,343	5,029	6%	3%
Intermodal	1,818	1,820	—%	(2%)
Automotive	4,294	4,320	(1%)	(5%)
Total freight revenue / carload	3,266	3,080	6%	3%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
4 CN | 2025 Quarterly Review – First Quarter

NON-GAAP MEASURES – UNAUDITED

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow, constant currency and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

The Company did not present any adjusted performance measures (adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio) as there were no adjustments in the first quarter of 2025 and 2024.

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three months ended March 31, 2025 and 2024, to the non-GAAP free cash flow presented herein:

	Three months ended March 31
In millions	2025	2024
Net cash provided by operating activities	$1,164	$1,117
Net cash used in investing activities	(538)	(588)
Free cash flow	$626	$529

CN | 2025 Quarterly Review – First Quarter 5

NON-GAAP MEASURES – UNAUDITED

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.435 and $1.349 per US$1.00 for the three months ended March 31, 2025 and 2024 respectively. On a constant currency basis, the Company's net income for the three months ended March 31, 2025 would have been lower by $34 million ($0.05 per diluted share).

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three months ended March 31, 2025:

	Three months ended March 31
In millions, except per share data	2025	Constant currency impact	2024	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$915	$(33)	$857	3%
Metals and minerals	523	(26)	530	(6%)
Forest products	494	(23)	494	(5%)
Coal	246	(5)	221	9%
Grain and fertilizers	951	(27)	860	7%
Intermodal	940	(14)	959	(3%)
Automotive	219	(10)	216	(3%)
Total freight revenues	4,288	(138)	4,137	—%
Other revenues	115	(4)	112	(1%)
Total revenues	4,403	(142)	4,249	—%
Operating expenses
Labor and fringe benefits	920	(21)	894	(1%)
Purchased services and material	577	(11)	571	1%
Fuel	518	(29)	514	5%
Depreciation and amortization	493	(12)	462	(4%)
Equipment rents	118	(6)	99	(13%)
Other	167	(8)	163	2%
Total operating expenses	2,793	(87)	2,703	—%
Operating income	1,610	(55)	1,546	1%
Interest expense	(233)	11	(210)	(6%)
Other components of net periodic benefit income	125	—	113	11%
Other income	25	(1)	2	1100%
Income before income taxes	1,527	(45)	1,451	2%
Income tax expense	(366)	11	(348)	(2%)
Net income	$1,161	$(34)	$1,103	2%
Diluted earnings per share	$1.85	$(0.05)	$1.72	5%
6 CN | 2025 Quarterly Review – First Quarter

NON-GAAP MEASURES – UNAUDITED

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended March 31, 2025 and 2024, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2025	2024
Debt		$20,792	$19,761
Adjustments:
Operating lease liabilities, including current portion (1)		466	387
Pension plans in deficiency (2)		348	360
Adjusted debt		$21,606	$20,508
Net income		$4,506	$5,508
Interest expense		914	767
Income tax expense		1,422	814
Depreciation and amortization		1,923	1,831
Operating lease cost (3)		155	151
Other components of net periodic benefit income		(466)	(473)
Other income		(65)	(135)
Adjustment:
Loss on assets held for sale (4)		78	—
Adjusted EBITDA		$8,467	$8,463
Adjusted debt-to-adjusted EBITDA multiple (times)		2.55	2.42
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(4)Relates to a loss on assets held for sale of $78 million recorded in the second quarter of 2024, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See the section entitled 2024 Highlights – Assets held for sale of the Company's 2024 Annual MD&A for additional information.
CN | 2025 Quarterly Review – First Quarter 7